Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-6 under the
Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.

Subject Company: Foundation Coal Holdings, Inc.

Commission File Number: 333-159801

Alpha Natural Resources, Inc. (“Alpha Natural Resources” or “Alpha”) distributed the following statement to reporters on July 20, 2009:

This merger makes excellent strategic sense for Alpha Natural Resources and provides stockholders with a compelling opportunity to realize value over the near-term and the long-term.

While we are disappointed with Duquesne Capital's reaction to our proposal, we have nonetheless been encouraged by the overwhelmingly positive reception from our shareholders. The leading four proxy advisory firms have also recommended shareholders vote for the merger. A merger between Alpha and Foundation creates a leader in the U.S. coal sector, possessing one of the industry's strongest balance sheets and credit profiles. The transaction will allow stockholders to benefit from geographic diversification, deliver synergies between Foundation's production sources and Alpha's coal blending and optimization business, and benefit from coal reserve holdings nearly four times the size of what is held today. As structured, the companies expect that the transaction will be accretive in 2010.

About Alpha

Alpha Natural Resources, Inc. is a leading supplier of high-quality Appalachian coal to the steel industry, electric utilities and other industries. Approximately 88 percent of the company's reserve base is high Btu coal and 83 percent is low sulfur, qualities that are valued by electric utilities that use steam coal. Alpha is also the nation's largest supplier and exporter of metallurgical coal, a key ingredient in steel manufacturing. Alpha and its subsidiaries currently operate mining complexes in four states, consisting of 50 mines supplying 10 coal preparation and blending plants. Alpha and its subsidiaries employ more than 3,600 people.

About Foundation

Foundation Coal Holdings, Inc., through its affiliates, is a major U.S. coal producer operating mines and associated processing and loading facilities in Pennsylvania, West Virginia, and Wyoming. Through its subsidiaries Foundation Coal employs approximately 3,000 people and produces approximately 70 million tons of coal annually, largely for utilities generating electricity. Foundation's corporate offices are in Linthicum Heights, Md.

Forward Looking Statements

Information set forth herein contains forward-looking statements, which involve a number of risks and uncertainties.  Alpha and Foundation caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Foundation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Foundation stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional factors that may affect future results are contained in Alpha’s and Foundation’s filings with the Securities and Exchange Commission (the “SEC”), which are available at the SEC’s web site http://www.sec.gov.  Alpha and Foundation disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

In connection with the proposed merger, Foundation has filed with the SEC a registration statement on Form S-4 (commission file number 333-159801), as amended, that includes a preliminary joint proxy statement/prospectus of Alpha and Foundation regarding the proposed merger.  The registration statement was declared effective by the SEC on June 24, 2009, and a definitive joint proxy statement/prospectus has been mailed to Foundation and Alpha stockholders on or about June 26, 2009 in connection with the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC’s website (http://www.sec.gov).  Free copies may also be obtained by accessing Foundation’s website (http://www.foundationcoal.com) under “Investors/Financial Information & SEC Filings” or Alpha’s website (http://www.alphanr.com) under “Investor Relations/SEC Filings”, or by directing a request to Foundation at 999 Corporate Boulevard, Suite 300, Linthicum Heights, Maryland 21090, Attn: Investor Relations or to Alpha at One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations.

Participants in Solicitation

Alpha, Foundation and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger may be found in the definitive joint proxy statement/prospectus filed by Alpha and Foundation with the SEC on June 25, 2009.  You can find information about Alpha’s and Foundation’s directors and executive officers in their respective definitive proxy statements filed with the SEC on April 3, 2009. You can obtain free copies of these documents from Alpha or Foundation using the contact information above.